# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EMEREN GROUP LTD., CIK 0001417892
CUSIP: 75971T301
Title of class of securities: Ordinary Shares of no par value, American Depositary Shares, each representing 10 Ordinary Shares
Address of issuer's principal executive offices: 149 Water Street, Suite 302, Norwalk, Connecticut (CT), 06854
Date of event which requires filing of this statement: 03/17/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001383838
Persons authorized to receive notices and communications: Himanshu H. Shah, 2301 Sugar Bush Road, Suite 510, Raleigh, North Carolina (NC), 27612, (919) 719-6360

## Reporting persons
- Shah Capital Management (CIK 0001383838): type of reporting person: investment adviser (IA); citizenship or place of organization: North Carolina (NC); source of funds: other (OO); sole voting power 0; shared voting power 18,761,866; sole dispositive power 0; shared dispositive power 18,761,866; aggregate amount beneficially owned 18,761,866 (36.57% of the class)
  Comment: Amendment No. 8 to Schedule 13D
  Reference is hereby made to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") on October 1, 2019 (the "Schedule 13D") filed by the Reporting Persons with respect to the Common Stock, $0.01 par value ("Common Stock"), issued by Renesola LTD (now Emeren Group Ltd) (the "Issuer"), Amendment No. 1 filed on December 28, 2020, Amendment No. 2 filed on January 8, 2021, Amendment No. 3 filed on July 15, 2022, Amendment No. 4 filed on September 16, 2022 , Amendment No. 5 filed on January 13, 2023 and Amendment No. 6 filed on September 25, 2023 to the statement on Schedule 13D jointly filed on October 1, 2019 by the Reporting Persons (the "Original Schedule 13D") . This Amendment No. 8 to Schedule 13D is being filed to amend Amendment No.7 to Schedule 13D filed on January 5, 2024 (Amendment No. 7).
- Shah Capital Opportunity Fund LP (CIK 0001392302): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,396,328; sole dispositive power 0; shared dispositive power 18,396,328; aggregate amount beneficially owned 18,396,328 (35.86% of the class)
- Himanshu H. Shah (CIK 0001726830): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 56,370; shared voting power 18,761,866; sole dispositive power 56,370; shared dispositive power 18,761,866; aggregate amount beneficially owned 18,818,236 (36.68% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares of no par value, American Depositary Shares, each representing 10 Ordinary Shares
Name of issuer: EMEREN GROUP LTD.
Comment: The securities to which this statement on Schedule 13D (this "Statement") relates are the shares of no par value of Emeren Group Ltd, a USA business company (the "Issuer"). The address of the principal executive office of the Issuer is 149 Water St. Suite 302, Norwalk, CT 06854, USA.

## Item 2. Identity and Background
Name of person filing:
(i) Shah Capital Management, Inc. ("Shah Capital"), a North Carolina corporation, who serves as the investment adviser to Shah Opportunity (as defined below);

(ii) Shah Capital Opportunity Fund LP ("Shah Opportunity"), a Delaware limited partnership; and

(iii) Himanshu H. Shah ("Mr. Shah"), who serves as President and Chief Investment Officer of Shah Capital.

Shah Capital, Shah Opportunity and Mr. Shah are referred to collectively as the "Reporting Persons."
Residence or business address:
The address of the principal business and principal office of each of the Reporting Persons is:

2301 Sugar Bush Road, Suite 510
Raleigh, North Carolina 27612
Present principal occupation or employment:
The principal business of each of Shah Capital and Shah Opportunity is investing in securities.

The principal occupation of Mr. Shah is serving as the President and Chief Investment Officer of Shah Capital.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Shah Capital is North Carolina corporation.
Shah Opportunity is a Delaware limited partnership.
Mr. Shah is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Himanshu H. Shah and Shah Opportunity (collectively, the "Shah Parties") anticipate that at the price per Ordinary Share set forth in the Proposal (as defined and further described in Item 4 below), approximately US$65 million will be expended in acquiring all of the outstanding Ordinary Shares of the Company that are not already owned by the Shah Parties. It is anticipated that the funding for the purchase of all of the outstanding Ordinary Shares that are not already owned by the Shah Parties will be by personal cash in connection with the Proposed Transaction and would not be subject to a financing condition.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 17, 2025, the Shah Parties submitted a non-binding proposal (the "Proposal") to the Company's board of directors. In the Proposal, the Shah Parties proposed to acquire all of the outstanding Ordinary Shares that are not already owned by the Shah Parties for US$ 2.00 in cash per Ordinary Share (the "Proposed Transaction"). The Shah Parties also stated in the Proposal that they are interested only in the Proposed Transaction, and that they do not intend to sell their shares in any other transaction involving the Company. The Shah Parties intend to finance the transactions contemplated under the Proposal through personal cash and the proposed transaction would not be subject to a financing condition.

The Shah Parties indicated in the Proposal that they are prepared to finalize the terms of the Proposed Transaction in definitive transaction documents, which will provide for covenants and conditions typical and appropriate for transactions of this type. The Proposal also provided that no binding obligation on the part of the Company or the Shah Parties shall arise with respect to the Proposed Transaction unless and until definitive agreements have been executed.

If the Proposed Transaction is completed, the Company's Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 and would be delisted from the NASDAQ Stock Market LLC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(i) - Shah Capital Management
18,761,866; 36.57%

(ii) - Shah Capital Opportunity Fund LP
18,396,238; 35.86%

(iii) - Himanshu H. Shah
18,818,236; 36.68%
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) - Shah Capital Management
Sole Voting Power - 0
Shared Voting Power - 18,761,866
Sole Dispositive Power - 0
Shared Dispositive Power - 18,761,866

(ii) - Shah Capital Opportunity Fund LP
Sole Voting Power - 0
Shared Voting Power - 18,396,238
Sole Dispositive Power - 0
Shared Dispositive Power - 18,396,238

(iii) - Himanshu H. Shah
Sole Voting Power - 56,370
Shared Voting Power - 18,761,866
Sole Dispositive Power - 56,370
Shared Dispositive Power - 18,761,866
Transactions in the class effected during the past sixty days:
N/A.

Except as set forth here, no other transactions in shares of the Common Stock were effected by any Reporting Persons within the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of no par value covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following documents are filed as exhibits:

Exhibit Number: Exhibit 99.1
Description: BOD Proposal Letter, dated March 17, 2025, by Shah Capital Opportunity Fund LP, and Himanshu H. Shah.

## Signatures
- Shah Capital Management: /s/ Himanshu H. Shah, Himanshu H. Shah, President and Chief Investment Officer (03/17/2025)
- Shah Capital Opportunity Fund LP: /s/ Himanshu H. Shah, Himanshu H. Shah, Managing Member (03/17/2025)
- Himanshu H. Shah: /s/ Himanshu H. Shah, Himanshu H. Shah (03/17/2025)